Exhibit 99.1

AMENDMENT NO. 1 TO

SHARE EXCHANGE AGREEMENT

This AMENDMENT, dated as of February 11, 2020 (the “Amendment”), by and among (i) Huitao Technology Co., Ltd., a Cayman Islands company (the “Purchaser” or “Huitao Technology”), (ii) Yang (Sean) Liu (the “Purchaser Representative”), (iii) Sunway Kids International Education Group Ltd., a British Virgin Islands Company (the “Company”) and (iv) each of the shareholders of the Company named on Annex I of the Agreement (collectively, the “Sellers”), amends the Share Exchange Agreement dated as of December 31, 2019, by and among the Purchaser, Purchaser Representative, the Company, and the Sellers (the “Agreement”). The Purchaser, the Company and the Sellers are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties”. Capitalized terms, unless otherwise defined, shall have the meanings ascribed to such terms in Article XII of the Agreement.

WITNESSETH

WHEREAS, Article 11.9 of the Agreement states that the Parties may amend, supplement, or modify the Agreement only by execution of a written instrument signed by the Purchaser and the Company; and

WHEREAS, the Parties desire to amend Article 1 of the Agreement to add an earn out provision to the Cash Consideration;

WHEREAS, the Parties desire to amend Article 8 of the Agreement to remove from closing conditions the payment of the Cash Consideration, the Purchaser’s offshore counsel opinion, and the Company’s employment agreements, and provide an extension for the Company to provide its offshore counsel opinion within fifteen (15) calendar days after the Closing Date.

NOW, THEREFORE, the Parties hereto, in consideration of the mutual promises herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, hereby agree to amend the Agreement as follows:

1. Amendment to Article 1 of the Agreement: Article 1 of the Agreement is hereby deleted in its entirety and replaced with the following:

1.1        Purchase and Sale of Shares. At the Closing and subject to and upon the terms and conditions of this Agreement, the Sellers shall sell, transfer, convey, assign and deliver to the Purchaser, and the Purchaser shall purchase, acquire and accept from the Sellers, all of the issued and outstanding shares (being 50,000 ordinary shares of US$1.00 par value each) of the Company (collectively, the “Purchased Shares”), free and clear of all Liens (other than potential restrictions on resale under applicable securities Laws).

1.2        Consideration. At the Closing and subject to and upon the terms and conditions of this Agreement, in full payment for the Purchased Shares, the Purchaser shall issue and deliver to the Sellers an aggregate of 1,989,262 Purchaser Shares (the “Exchange Shares”). The Purchaser shall also make an aggregate cash payment (“Cash Consideration”) of two million US dollars ($2,000,000) according to the Earn Out Payment (as defined below). The Parties agreed to an aggregate number of the Exchange Shares equal to Four Million One Hundred and Seventy-Seven Thousand Four Hundred and Fifty One U.S. Dollars (US$4,177,451) divided by a per share price of $2.10. Each Seller shall receive its pro rata share of the Exchange Shares and Cash Consideration based on the percentage of Purchased Shares owned by such Seller as compared to the total number of Purchased Shares owned by all Sellers (such Seller’s “Pro Rata Share”).

1.3        Earn Out Payment.

(a)	On or before December 31 of 2020, the Parties shall cause the Company to have prepared a consolidated income statement for the Company and its subsidiaries for the immediately preceding year (the “Company Income Statement”). The Company Income Statement shall be prepared in accordance with United States generally accepted accounting principles (“GAAP”) consistency applied. For purposes of this Agreement, “Net Income” for any year shall mean the Company’s net income, inclusive of non-recurring items, as shown on the Company Income Statement for such year and, for the avoidance of doubt, shall reflect the Company’s (i) gross yearly revenue minus (ii) the sum of all of the expenses on the Company Income Statement, including, without limitation, cost of goods sold, selling, general and administrative expenses, taxes, and interest, and a reasonable amount of reflective of the cost of being a public company for such fiscal year, on a consolidated basis, using the Company Income Statement.

(b)	The Earn Out Payment and Targets for the years ending in December 31, 2024 (the “Targets”) are set forth in Annex A. To the extent the Target is not fully achieved but at least 80% of Gross Revenue and/or Net Income is recognized in an applicable year, then the Targets shall be deemed to be partially achieved and the applicable Earn Out Payment shall be paid to the Sellers pro rata.

1.4        Company Shareholder Consent. Each Seller, as a shareholder of the Company, hereby approves, authorizes and consents to the Company’s execution and delivery of this Agreement and the Ancillary Documents to which it is or is required to be a party or otherwise bound, the performance by the Company of its obligations hereunder and thereunder and the consummation by the Company of the transactions contemplated hereby and thereby. Each Seller acknowledges and agrees that the consents set forth herein are intended and shall constitute such consent of the Sellers as may be required (and shall, if applicable, operate as a written shareholder resolution of the Company) pursuant to the Company Charter, any other agreement in respect of the Company to which any Seller is a party and all applicable Laws.

2. Amendment to Article 8 of the Agreement: Article 8 of the Agreement is hereby deleted in its entirety and replaced with the following:

8.1        Conditions to Each Party’s Obligations. The obligations of each Party to consummate the transactions described herein shall be subject to the satisfaction or written waiver (where permissible) by the Company and the Purchaser of the following conditions:

(a)        Requisite Regulatory Approvals. All Consents required to be obtained from or made with any Governmental Authority in order to consummate the transactions contemplated by this Agreement, shall have been obtained or made.

(b)        Requisite Consents. The Consents required to be obtained from or made with any third Person (other than a Governmental Authority) in order to consummate the transactions contemplated by this Agreement as set forth in Schedule 8.1(b) shall have each been obtained or made.

(c)        No Law. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Order that is then in effect and which has the effect of making the transactions or agreements contemplated by this Agreement illegal or which otherwise prevents or prohibits consummation of the transactions contemplated by this Agreement.

(d)        No Litigation. There shall not be any pending Action brought by a third-party non-Affiliate to enjoin or otherwise restrict the consummation of the Closing.

(e)        Due Diligence. The completion of all necessary due diligence by both Parties.

8.2        Conditions to Obligations of the Company and the Sellers. In addition to the conditions specified in Section 8.1, the obligations of the Company and the Sellers to consummate the transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by the Company and the Sellers) of the following conditions:

(a)        Representations and Warranties. All of the representations and warranties of the Purchaser (including the Purchaser Subsidiaries) set forth in this Agreement and in any certificate delivered by the Purchaser pursuant hereto shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, the Purchaser or any Purchase Subsidiary or materially and adversely affect the Purchaser’s ability to consummate the transactions contemplated hereby.

(b)        Agreements and Covenants. The Purchaser shall have performed in all material respects all of the Purchaser’s obligations and complied in all material respects with all of the Purchaser’s agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)        No Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to the Purchaser (including the Subsidiaries of the Purchaser) since the date of this Agreement.

(d)        Closing Deliveries.

(i)        Officer Certificate. The Purchaser shall have delivered to the Company a certificate, dated the Closing Date, signed by an executive officer of the Purchaser in such capacity, certifying as to the satisfaction of the conditions specified in Sections 8.2(a), 8.2(b) and 8.2(c).

(ii)        Secretary Certificate. The Purchaser shall have delivered to the Company a certificate from its secretary certifying as to (A) copies of the Purchaser’s Organizational Documents as in effect as of the Closing Date, (B) the resolutions of the Purchaser’s board of directors authorizing the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which it is a party or by which it is bound, and the consummation of the transactions contemplated hereby and thereby, (C) evidence of the Required Shareholder Vote and (D) the incumbency of officers authorized to execute this Agreement or any Ancillary Document to which the Purchaser is or is required to be a party or otherwise bound.

(iii)        Good Standing. The Purchaser shall have delivered to the Company a good standing certificate (or similar documents applicable for such jurisdictions) for the Purchaser and each Purchaser Subsidiary certified as of a date no later than five (5) days prior to the Closing Date from the proper Governmental Authority of the Purchaser’s and each Purchaser Subsidiary’s respective jurisdiction of organization and from each other jurisdiction in which the Purchaser or such Purchaser Subsidiary is qualified to conduct business as a foreign corporation or other entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions.

(iv) Share Certificates. The Sellers shall have received from the Purchaser share certificates reflecting the ownership of their respective Pro Rata Shares of the Exchange Shares by the Sellers (or their nominees) and payment for fractional interests, if any, to be delivered pursuant to this Agreement.

(v) Board Resolutions. The Company and the Sellers shall have received duly executed written resolutions of the board of directors of the Purchaser, in the agreed form, approving the issuance of the Exchange Shares to the Sellers (or their nominees) at Closing.

(vi)       Purchaser Disclosure Schedules. The Company and the Sellers shall have received the Purchaser Disclosure Schedules.

(e)        Effectiveness of Certain Ancillary Documents.

(i)        Non-Competition Agreements. The Non-Competition and Non-Solicitation Agreements to be entered into by each Seller and the other Subject Parties thereto (as defined therein) in favor of and for the benefit of the Purchaser, the Company and each of the other Covered Parties (as defined therein) (each, a “Non-Competition Agreement”), the form of which is attached as Exhibit A hereto, shall be duly executed and delivered and in full force and effect in accordance with the terms thereof as of the Closing.

(ii)        Lock-Up Agreement. The Lock-Up Agreement to be entered into by and among the Sellers and the Purchaser (the “Lock-Up Agreement”), the form of which is attached as Exhibit B hereto, shall be duly executed and delivered and in full force and effect in accordance with the terms thereof as of the Closing.

(f)        NASDAQ Listed Status. Immediately prior to the Closing, (a) the Exchange Shares shall be approved by NASDAQ for issuance and (b) the Purchaser Shares are listed on NASDAQ Capital Market.

8.3        Conditions to Obligations of the Purchaser. In addition to the conditions specified in Section 8.1, the obligations of the Purchaser to consummate the transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by the Purchaser) of the following conditions:

(a)        Representations and Warranties. All of the representations and warranties of the Company and the Sellers set forth in this Agreement and in any certificate delivered by the Company or any Seller pursuant hereto shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, any Target Company or materially and adversely affects the Company’s or Sellers’ ability to consummate the transactions contemplated hereby.

(b)        Agreements and Covenants. The Company and each Seller shall have performed in all material respects all of such Party’s obligations and complied in all material respects with all of such Party’s agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)        No Material Adverse Effect. No Material Adverse Effect shall have occurred with respect to any Target Company since the date of this Agreement.

(d)        Closing Deliveries.

(i)        Officer Certificate. The Purchaser shall have received a certificate from the Company, dated as the Closing Date, signed by an executive officer of the Company in such capacity, certifying as to the satisfaction of the conditions specified in Sections 8.3(a), 8.3(b) and 8.3(c).

(ii)        Seller Certificate. The Purchaser shall have received a certificate from each Seller, dated as of the Closing Date, signed by such Seller, certifying as to the satisfaction of the conditions specified in Sections 8.3(a) and 8.3(b) with respect to such Seller.

(iii)        Secretary Certificate. The Company shall have delivered to the Purchaser a certificate from its secretary certifying as to (A) copies of the Company’s Organizational Documents as in effect as of the Closing Date, (B) the resolutions of the Company’s board of directors and shareholders authorizing the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which it is a party or by which it is bound, and the consummation of the transactions contemplated hereby and thereby, and (C) the incumbency of officers authorized to execute this Agreement or any Ancillary Document to which the Company is or is required to be a party or otherwise bound.

(iv)        Good Standing. The Company shall have delivered to the Purchaser good standing certificates (or similar documents applicable for such jurisdictions) for each Target Company certified as of a date no later than five (5) days prior to the Closing Date from the proper Governmental Authority of the Target Company’s jurisdiction of organization and from each other jurisdiction in which the Target Company is qualified to conduct business as a foreign corporation or other entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions.

(v)        Certified Charter. A copy of the Company’s charter, as in effect as of the Closing, certified by the appropriate Governmental Authority of the British Virgin Islands as of a date no more than ten (10) Business Days prior to the Closing Date.

(vi)        Legal Opinion. The Purchaser shall have received from the Company within fifteen (15) calendar days after the Closing Date a copy of a duly executed legal opinion addressed to the Purchaser and dated within fifteen (15) calendar days after the Closing Date from the Company’s British Virgin Islands legal counsel in form and substance reasonably satisfactory to the Purchaser.

(vii)      Share Certificates and Transfer Instruments. The Purchaser shall have received from each Seller share certificates representing the Purchased Shares (or duly executed affidavits of lost share certificates and indemnities in forms and substance reasonably acceptable to the Purchaser), together with executed instruments of transfer in respect of the Purchased Shares in favor of the Purchaser (or its nominee) and in form reasonably acceptable for transfer on the books of the Company.

(viii)        Board Resolutions. The Purchaser shall have received duly executed written resolutions of the board of directors of the Company, in the agreed form, approving: the transfer of the Purchased Shares to the Purchaser (or its nominee) at Closing; and the appointment of such persons as directors and/or officers of the Company as the Purchaser may request prior to Closing.

(ix)        Effectiveness of Certain Ancillary Documents. Each of the Non-Competition Agreements and the Lock-Up Agreement shall be duly executed and delivered and in full force and effect in accordance with the terms thereof as of the Closing.

(x)       Company Disclosure Schedules. The Purchaser shall have received the Company Disclosure Schedules.

8.4        Frustration of Conditions. Notwithstanding anything contained herein to the contrary, no Party may rely on the failure of any condition set forth in this Article VIII to be satisfied if such failure was caused by the failure of such Party or its Affiliates (or with respect to the Company, any Seller) to comply with or perform any of its covenants or obligations set forth in this Agreement.

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IN WITNESS WHEREOF, each Party hereto has caused this Agreement to be signed and delivered by its respective duly authorized officer as of the date first written above.

The Purchaser:

HUITAO TECHNOLOGY CO., LTD.
a Cayman Islands company

By:	/s/ Yang (Sean) Liu
Name: Yang (Sean) Liu
Title: Chief Executive Officer

The Purchaser Representative:

Yang (Sean) Liu

By:	/s/ Yang (Sean) Liu
Yang (Sean) Liu

The Company:

SUNWAY KIDS INTERNATIONAL EDUCATION GROUP LTD.
a British Virgin Islands company

By:	/s/ Liming Lu
Name: Liming Lu
Title: Executive Director and General Manager

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[signature page to Share Exchange Agreement]

The Sellers:

/s/ Wu Rachel Yi
Wu Rachel Yi

/s/ Jian Ma
Jian Ma

[signature page to Share Exchange Agreement]

ANNEX A

Earn Out Period	Targets ($)	Cash Consideration ($)
January 1, 2020 – December 31, 2020	Net Income: $500,000 Gross Revenue: $1,000,000	$400,000
January 1, 2021 – December 31, 2021	Net Income: $600,000 Gross Revenue: $1,200,000	$400,000
January 1, 2022 – December 31, 2022	Net Income: $720,000 Gross Revenue: $1,440,000	$400,000
January 1, 2023 – December 31, 2023	Net Income: $864,000 Gross Revenue: $1,728,000	$400,000
January 1, 2024 – December 31, 2024	Net Income: $1,036,800 Gross Revenue: $2,073,600	$400,000
Total:		$2,000,000